Exhibit 99.104

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street Vancouver, BC, V6C 3P1

2.	Date of Material Change

September 20, 2011.

3.	Press Release

The Press Release dated September 20, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced updated reserve and resource estimates for the San Francisco Gold Project located in the state of Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

September 20, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 20, 2011	TSX : TMM

NEWS RELEASE

Timmins Gold Corp Announces Updated Reserve and Resource Estimates for the San Francisco
Gold Project

104% Increase in Proven & Probable Reserves over 2010

Vancouver, British Columbia. Timmins Gold Corp ("Timmins Gold" or the "Company") (TSX:TMM) is pleased to announce an updated reserve and resource estimate for the San Francisco Gold Project in the state of Sonora, Mexico that was previously updated on November 30, 2010. The National Instrument 43-101 ("NI 43-101") Technical Reports describing the details of the updated reserve and resource estimates will be filed on SEDAR (www.sedar.com) within 45 days from the date of this press release.

The Mineral Reserve and Resource estimate was prepared by MICON International Ltd. of Toronto. Ontario, using the Canadian Institute of Mining (“CIM”) definitions for Mineral Reserves as required by NI 43-101. The updated mineral reserve and resource for the San Francisco Project which includes the nearby La Chicharra open pit is derived from information obtained from a drill program of 700 holes of core and reverse circulation drilling totaling 94,193 meters completed between July, 2010 and June, 2011. The past producing La Chicharra open pit is located 2 kilometres west of the San Francisco open pit. The updated proven and probable reserves for the San Francisco open pit have been estimated at 1,214,000 ounces of gold, represented by 64,245,000 tonnes at 0.588 g/t gold. The updated proven and probable reserves for the La Chicharra open pit have been estimated at 116,000 ounces of gold represented by 8,146,000 tonnes at 0.445 g/t gold. This is a 104% increase over the proven and probable reserves of 780,000 ounces (34,932,000 tonnes at 0.695 grams per tonne), net of production depletion of 129,000 gold ounces.

Table 1
Proven and Probable Mineral Reserves within the San Francisco and La
Chicharra pits with Topography at June 30, 2011, Gold price US $1,100 per ounce

PIT	Ore Type	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven Probable	42,850 21,395	0.604 0.556	831,000 383,000
	Total	64,245	0.588	1,214,000
La Chicharra Pit	Proven Probable	6,180 1,966	0.447 0.439	89,000 27,000
	Total	8,146	0.445	116,000
Total	Proven Probable	49,030 23,361	0.584 0.546	920,000 410,000
	Total	72,391	0.572	1,330,000

1.	Mineral reserves are based on a gold price of $1,100 per ounce
2.	Reserve includes a dilution factor of 8.3%
3.	An internal cutoff grade of 0.14 g/t gold was used for proven and probable reserves

Table 2
Mineral Resource Estimate with Drill Data as of the end of June, 2011 (Inclusive of
Mineral Reserve)

PIT	Ore Type	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Measured Indicated	42,546 22,698	0.640 0.595	876,000 434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred	66,483	0.420	898,000
La Chicharra Pit	Measured Indicated	6,158 2,222	0.488 0.488	96,000 35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred	7,197	0.465	107,000
Total	Measured Indicated	48,704 24,920	0.621 0.586	972,000 469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred	73,680	0.424	1,005,000

1.	Mineral resources are based on a gold price of $1,200 per ounce
2.	An internal cutoff grade of 0.128 g/t gold was used for measured & indicated and inferred ounces
3.	The inferred resources include material outside of the pit shell. It has the potential to become additional reserves of the San Francisco mine at a future stage.

The Mineral Reserves are based on a gold price of US$1,100 per ounce. The reserve includes a dilution factor of 8.3% that takes into account the dilution of partially mineralized blocks in the model. An internal cutoff grade of 0.14 g/t gold was used for the proven and probable reserve estimate. Weighted average LOM gold recovery is estimated at 68.6% based on the new geological model and the respective metallurgical recoveries for each rock type generated for the deposit.

“This is a significant milestone for the Company, and the updated reserves now outline a 10 year mine life with a projected production rate of 100,000 gold ounces per annum. Based on the success of this drill program, the Company continues to drill aggressively at San Francisco and La Chicharra, and anticipates completing an additional 120,000 metres of drilling from July, 2011 to December, 2011,” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. Pursuant to NI 43-101, Mr. William Lewis, B.Sc., P.Geo. and Mr. Mani Verma, M.Eng., P.Eng., both of Micon International Ltd, (Micon), of Toronto, Ontario are the independent Qualified Persons responsible for the Mineral Reserve and Mineral Resource Estimate. Each of Mr. Lewis, Mr. Verma, Mr. Dick and Mr. Soto have read and approved the contents of this news release. The mineral resource has been rounded to reflect that the numbers are estimates.